MILBANK, TWEED, HADLEY & McCLOY LLP

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005 212-530-5000 FAX: 212-530-5219

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

SÃO PAULO

55-11-3927-7700

FAX: 55-11-3927-7777

March 6, 2014

VIA EDGAR, ORIGINAL TO FOLLOW BY U.S. MAIL

Geoff Kruczek

Attorney-Adviser, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Augusta Resource Corporation
Schedule TO-T filed by HudBay Minerals Inc.
Filed February 11, 2014
File No. 005-82241

Dear Mr. Kruczek:

This letter is written on behalf of our client, HudBay Minerals Inc. (the “Company”), in response to a comment letter to the Company, dated February 24, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO-T, filed by the Company with the Commission on February 11, 2014 (the “Schedule TO”).  Enclosed herewith is Amendment No. 7 to the Schedule TO (the “Amendment”).  For ease of reference, each comment is printed below in italics and is followed by the Company’s response.  Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer and Circular dated February 10, 2014, which is Exhibit (a)(1)(i) to the Schedule TO (the “Offer and Circular”).

Schedule TO

1.                                      Please use the current version of the cover page of Schedule TO.

Response:  The Company has revised the cover page of the Amendment in response to the Staff’s comment.

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 3

2.                                      Please tell us the reasons for the knowledge qualifier under (a).  What prevents you from knowing and disclosing this information?  Please revise or advise.

Response:  The Company has amended and restated Part (a) of Item 5 of the Schedule TO in response to the Staff’s comment.

Offer to Purchase

3.                                      Please refer to the second italicized paragraph and similar disclosure elsewhere in your document.  Please provide your analysis as to how limiting participation in the manner you disclose is consistent with Rule 14d-10.  See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response:  The Company is not aware that there are any restrictions on the ability of holders of Augusta Shares to accept the Offer as a result of the jurisdiction in which such shareholder is located.  Accordingly, the Company has deleted the second italicized paragraph on the cover page and revised the disclosure elsewhere in the Offer and Circular in response to the Staff’s comment.

4.                                      Please refer to the penultimate italicized paragraph.  Please tell us how the activities described in that paragraph are consistent with Rule 14e-5.

Response:  The Company included this italicized legend because it is required to be included on the cover page of a prospectus forming part of a registration statement on Form F-10 pursuant to Item 3 thereof.  The Company understands that Rule 14e-5 prohibits purchases of Augusta Shares by the Company outside of the Offer and has revised the penultimate italicized paragraph on the cover page of the Offer and Circular in response to the Staff’s comment.

Information Concerning Augusta

5.                                      We note the statement here and elsewhere regarding not assuming any responsibility for “the accuracy or completeness” of the information to which you refer.  You may not disclaim responsibility for your disclosure filed in connection with this offer.  Please revise accordingly.

Response:  The Company acknowledges that it is responsible for the disclosure contained in the Offer and Circular.  The Company has revised the section entitled “INFORMATION CONCERNING AUGUSTA” in the Offer and Circular, as well as pages 1 and 26 of the Offer and Circular, in response to the Staff’s comment.

Will I be able to withdraw previously tendered Augusta Shares?, page v

6.                                      Your disclosure here indicates that Augusta shareholders may withdraw their shares after the expiration of the offer.  If so, please clarify how this would affect the first condition listed in Section 4. When would you judge whether the minimum tender condition for the offer has been satisfied?

Response:  In accordance with the terms of the Offer, satisfaction (or waiver) of the conditions will be determined at or before (and no later than) the Expiry Time.  Notwithstanding a right of withdrawal following the Expiry Time in certain circumstances described in the Offer and Circular, the satisfaction (or failure) of conditions to the Offer will be determined at that prior time.  The Company has revised the disclosure on page 21 of the Offer and Circular in response to the Staff’s comment.

7.                                      See our last comment above.  Clarify the “certain other circumstances” referenced in (iii) in this section which would allow tendering shareholders to withdraw their tendered shares.

Response:  The Company has revised the disclosure on page (v) of the Offer and Circular in response to the Staff’s comment.

Take-Up and Payment for Deposited Augusta Shares, page 5

8.                                      Please tell us how the anticipated timing disclosed here is consistent with the prompt payment requirements of Rule 14e-1(c).  From your disclosure, it appears “take up” could occur 10 days after “Expiry Time” and payment may not occur until three days after take up.

Response:  The Company has revised the disclosure on pages 5 and 20 of the Offer and Circular in response to the Staff’s comment.  As background, in accordance with Canadian securities regulations, if all the terms and conditions of a bid have been complied with or waived, the offeror shall take up and pay for securities deposited under the bid not later than 10 days after the expiry of the bid and shall pay for such securities taken up as soon as possible, and in any event not later than three business days after the securities are taken up.  We confirm the Company’s intention to comply with Rule 14e-1(c), which will result in compliance with the Canadian securities regulations.

General, page 13

9.                                      We note the disclosure on page 14 and elsewhere that indicates your determinations are final and binding.  Revise to state that holders may challenge your determinations in a court of competent jurisdiction.  Please make corresponding revisions to the Letter of Transmittal.

Response:  The Company has revised the disclosure on page 24 of the Offer and Circular in response to the Staff’s comment.  The revised disclosure also qualifies corresponding language found elsewhere in the offering documents, including on page 14 of the Offer and Circular and on page 13 of Letter of Transmittal.

Conditions of the Offer, page 16

10.                               The first paragraph indicates that the satisfaction of any offer conditions will be determined by you “in [your] sole discretion.”  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:  The Staff’s comment is respectfully acknowledged.  The words “sole discretion” in this instance describe the Company’s determination regarding whether or not to waive a condition of the Offer, and not the Company’s determination of whether or not a condition has been satisfied.

11.                               Refer to condition (b) on page 16.  Revise to clarify whether the timing language here referencing “either before, on or after consummation of the Offer or the purchase of August shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction” means that the Shareholder Rights Plan must be waived, invalidated or cease-traded before expiration of the offer.  Generally, all offer conditions other than regulatory conditions necessary to the consummation of an offer must be satisfied or waived on or before expiration.  The language above appears to leave open the possibility of this offer condition being satisfied after expiration but before a compulsory acquisition, for example.

Response:  The Company has amended page 18 of the Offer and Circular in response to the Staff’s comment.  The Company respectfully submits that, with these changes, the Offer and Circular is clear that each and every condition to the Offer must be satisfied (or waived) at or before the Expiry Time (as reflected in the concluding phrase of the introductory paragraph of Section 4 of the Offer:  “unless all of the following conditions are satisfied or waived…at or before the Expiry Time”).  Condition (b) provides that the Shareholder Rights Plan must be waived, invalidated or cease-traded so as to have no effect on the Offer or the Offeror, including an effect that has not yet occurred but is still reasonably likely to adversely affect the Offer or the Offeror.  The language in condition (b) referenced in the Staff’s comment refers to this prospective aspect of the test and does not reserve for the possibility that this condition may be satisfied after the expiry of the Offer.

12.                               Please refer to the last paragraph on page 18.  The disclosure there suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

Response:  The Company has amended page 18 of the Offer and Circular in response to the Staff’s comment.  The Company notes that, as disclosed in the first paragraph on page 19 of the Offer, it will make a public announcement of any waiver of a condition of the Offer.

13.                               In addition, when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding.

Response:  The Company confirms its understanding.

14.                               Refer to the last paragraph in this section where you state that the foregoing Offer conditions may be asserted at any time including upon “any action or inaction by the Offeror.”  The offer conditions must be outside the control of the bidder.  Please revise.

Response:  The Company has revised the disclosure on page 18 of the Offer and Circular in response to the Staff’s comment.

Withdrawal of Deposited Augusta Shares, page 21

15.                               Please disclose the existence of withdrawal rights afforded by Exchange Act Section 14(d)(5).  Include the same revised disclosure in the Frequently Asked Questions section on page v and throughout the prospectus, where you summarize the withdrawal rights of tendering shareholders.

Response:  The Staff’s comment is respectfully acknowledged, and the Company acknowledges that the Offer is subject to Section 14(d)(5) of the Exchange Act.  The Company believes that, because each holder of Deposited Shares has the right to withdraw such shares at any time prior to the date that such Deposited Shares have been taken up, as described in clause (a) of the summary of withdrawal rights on page 21 of the Offer and Circular, holders of Augusta Shares are afforded withdrawal rights more permissive than, and fully encompassing, those required by Section 14(d)(5) of the Exchange Act.  Accordingly, the Company has not made any revisions to sections in the Offer and Circular discussing withdrawal to specifically reference Section 14(d)(5) of the Exchange Act.

Mail Service Interruption, page 24

16.                               Please supplementally explain the circumstances under which you would not mail offer documents because you believe they would be delayed.  If such a delay were to occur, explain what would happen with the Offer.  For example, would you extend the Offer to allow shareholders time to receive and consider the offer materials?  We may have further comments.

Response:  The Company submits to the Staff that, to its knowledge, an interruption in mail service in the United States and/or Canada (such as a postal strike) represents the only situation in which a delay in the delivery of the offer documents would occur.  This disclosure has become common in Canadian tender offer documents as a result of a postal strike in Canada in 2011.  Although unlikely, if such a delay were to occur, the Company would not mail the offer documents until such time as it had determined that the delivery of the offer documents by mail would no longer be significantly delayed.  The Company would assess the effects of any such interruption in mail service on the Offer and determine at such time whether it should change any terms of the Offer, including the Expiry Time.  The Company will promptly disclose to the shareholders any such changes.

Other Terms of the Offer, page 24

17.                               We note the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares pursuant to the offer.  Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer.  Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Response:  The Company confirms its understanding that any entity to which the bidder assigns the right to purchase shares in the Offer must be included as a bidder in the Offer, and that including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the Offer.

Background to the Offer, page 29

18.                              Please revise to clarify what, if any, negotiations or discussions took place between December 6 and 12, 2013 and February 7, 2014.  Your disclosure regarding the former dates indicates that the parties were considering a friendly business combination at that time.  However, considering the nature of the pending offer, it is unclear what, if anything, led the parties to abandon those efforts.

Response:  The Company has revised the disclosure on page 31 of the Offer and Circular in response to the Staff’s comment.

19.                               Please disclose any projections provided to you by Augusta.  We note that the parties were in contact with another regarding a potential business combination since 2010 and entered into a confidentiality agreement in March 2010.  HudBay and Augusta entered into a subscription agreement in August 2010 whereby HudBay acquired 10,905,590 units consisting of common shares and warrants.

Response:  The Company has not received any confidential materials of any nature, including projections, from Augusta since 2010.  The basis of the Company’s due diligence of Augusta is a 2012 feasibility study for the Rosemont project that was publicly filed by Augusta in August 2012.

Purpose of the Offer and the Offeror’s Plans for Augusta, page 32

20.                               Specifically address how U.S. Augusta shareholders who do not tender into the Offer will be treated in either of these possible forms of follow on transactions (compulsory acquisition and subsequent acquisition).  Your description should indicate whether and which U.S. securities laws would apply.  We may have further comments.

Response:  The Company submits to the Staff that, pursuant to the applicable provisions of the Canada Business Corporations Act (“CBCA”) the governing corporate statute for Augusta, “U.S. holders” (as defined in Rule 800 under the Securities Act) of Augusta Shares that tender their Augusta Shares to the Offer will have the same rights and obligations as non-U.S. holders of the Augusta Shares as disclosed in Section 15 of the Circular, “Acquisition of Augusta Shares Not Deposited Under the Offer.”  It is the Company’s current intention that, if it takes up and pays for Augusta Shares deposited under the Offer and if feasible in accordance with the terms of the Augusta Shares and applicable Law, it will enter into one or more transactions to enable the Company or an affiliate of the Company to acquire all Augusta Shares not acquired under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Pursuant to Section 206 of the CBCA, the Company may purchase any issued and outstanding Augusta Shares it does not already directly or indirectly own if it owns not less than 90% of the issued and outstanding Augusta Shares in respect of which the Offer was made as at the Expiry Time, other than the Augusta Shares held at the date of the Offer by, or by a nominee for, the Company or its affiliates (a “Compulsory Acquisition”).  Section 206 of the CBCA requires that any Compulsory Acquisition be made on the same terms (including the price offered per Common Share) as the Augusta Shares acquired under the Offer.  Therefore, in connection with a Compulsory

Acquisition, the Company will be required to provide the same number of common shares of the Company per Augusta Share (the “Compulsory Acquisition Shares”) to shareholders as consideration for any Augusta Shares not tendered to the Offer.

Since the Offer and any Compulsory Acquisition are deemed to be separate transactions under U.S. securities laws, the Company will be required to register the Compulsory Acquisition Shares under Section 5 of the Securities Act or find an exemption from such registration requirements.  We understand that the Commission normally views the ability of U.S. holders to elect appraisal rights in lieu of securities offered as consideration in short-form mergers (such as a Compulsory Acquisition) as an investment decision and therefore subject to the registration requirements of Section 5 of the Securities Act.1  In particular, the Commission has taken the position that if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an “offer,” “offer to sell,” or “sale” within the meaning of Section 2(3) of the Securities Act, and accordingly such transactions are subject to the registration provisions of the Act unless an exemption is available.2

Therefore, in connection with a Compulsory Acquisition, the Company will, with respect to shareholders in the United States, (x) register the Compulsory Acquisition Shares under Section 5 of the Securities Act or (y) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 802 under the Securities Act (“Rule 802”).

If the Company acquires less than 90% of the Augusta Shares under the Offer, or the right of Compulsory Acquisition described above is not available for any reason or if the Company elects not to pursue such right, the Company currently intends, depending on the number of Augusta Shares taken up and paid for under the Offer, to pursue other means of acquiring, directly or indirectly, all of the outstanding Augusta Shares and other securities exercisable for or convertible or exchangeable into Augusta Shares in accordance with applicable Law, including, by way of example, by means of an arrangement, reclassification, consolidation, amalgamation, merger or other combination of Augusta with the Company or one or more of the Company’s entities, on such terms and conditions as Company, at the time, believes to be appropriate (each, a “Subsequent Acquisition Transaction”).  To effect such Subsequent Acquisition Transaction, the Company currently intends to cause a special meeting of shareholders to be called to consider such a transaction.  The detailed terms of any Subsequent Acquisition

1 Notice of Adoption of Rules 145 and 153A, Prospective Rescission of Rule 133, Amendment of Form S-14 under the Securities Act of 1933, and Amendment of Rules 14a-2, 14a-6 and 14c-5 under the Securities Exchange Act of 1934, Securities Act Release No. 5316 (October 6, 1972) (“SEC Release No. 5316”).

2 See SEC Release No. 5316 and the Division of Corporation Finance’s Interpretations of Rule 145 and Related Matters, Securities Act Release No. 5463 (February 28, 1974) (providing a question and answer that the issuance of stock in connection with a short-form merger requires registration under Section 5 of the Securities Act, unless an exemption is available).

Transaction, including the timing of its implementation and the consideration to be received by the shareholders, would necessarily be subject to a number of considerations, including the number of Augusta Shares acquired pursuant to the Offer.  The Company’s current intention is that the consideration to be paid to shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer; however, it is possible that, as a result of the number of Augusta Shares acquired under the Offer, delays in the Company’s ability to effect such a transaction, information hereafter obtained by the Company with respect to Augusta or its business, changes in general economic, industry, regulatory or market conditions or in the business of Augusta, or other currently unforeseen circumstances, such a transaction may not be so proposed, or may be proposed on different terms or delayed or abandoned.

The applicability of certain U.S. securities laws to any Subsequent Acquisition Transaction primarily will depend on whether the consideration to be received by shareholders pursuant to a Subsequent Acquisition Transaction includes securities (the “Subsequent Acquisition Transaction Securities”).  Rule 145(a) under the Securities Act deems an “offer”, “offer to sell,” “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act to be involved “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for …. [a] statutory merger or consolidation or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person …”.  Therefore, if, pursuant to a Subsequent Acquisition Transaction, shareholders receive securities in exchange for their Common Shares, Hudbay will be required to register the Subsequent Acquisition Transaction Securities under Section 5 of the Securities Act or rely on an applicable exemption from the registration requirements of Section 5 of the Securities Act.

Therefore, in connection with a Subsequent Acquisition Transaction, Hudbay will (x) register the Subsequent Acquisition Transaction Securities under Section 5 of Securities Act, (y) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 802, if available, or (z) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Section 3(a)(10) of the Securities Act if it conducts a Subsequent Acquisition Transaction pursuant to a court-approved plan of arrangement under the CBCA.

Rule 13e-3 is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction.  Pursuant to Rule 13e-3(g)(1), Rule 13e-3 should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction if the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated within one year after the termination of the Offer.  In addition, even if Rule 13e-3 was applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction, Hudbay expects that it would be able rely on the exemption provided by Rule 13e-3(g)(6) under the Exchange Act if it conducts a Compulsory Acquisition or Subsequent Acquisition Transaction in reliance on Rule 802.

Hudbay expects that at the time it consummates a Compulsory Acquisition or a Subsequent Acquisition Transaction, Augusta will still be a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and will therefore be exempt from (i) the proxy solicitation and disclosure requirements included in Regulations 14A and 14C under the Exchange Act and (ii) the beneficial ownership reporting requirements of Section 16 of the Exchange Act, in each case, pursuant to Rule 3a12-3 under the Exchange Act.

Hudbay has revised the disclosure on page 51 of the Offer and Circular in response to the Staff’s comment.

Summary of the Offeror’s Historical and Pro Forma Financial Information, page 36

21.                               Please disclose your current and non-current assets, as required by Item 1010(c)(1) of Regulation M-A.  Please also revise to provide the disclosures required by Item 1010(c)(4) and (5) of Regulation M-A and, if material, the pro forma effect on those items.  See Item 1010(c)(6) of Regulation M-A.

Response:  The Company has revised the disclosure on pages 37 and 38 of the Offer and Circular in response to the Staff’s comment.

Summary Comparison of Material Differences . . . , page 42

22.                               Please disclose all material differences between the rights of shareholders, not just “certain” material differences.  Likewise, please disclose all material U.S. federal income tax consequences, not just the “certain” consequences mentioned on page 63.

Response:  The Company has revised the disclosure on pages 42 and 63 of the Offer and Circular in response to the Staff’s comment.

Compulsory Acquisition, page 48

23.                               Your disclosure may not be qualified by reference to statutes, as you do here and on page 49.  Please revise accordingly.

Response:  The Company has revised the disclosure on pages 48 and 49 of the Offer and Circular in response to the Staff’s comment.

Consequences of Exchanging Augusta Shares, page 64

24.                               Please revise to clarify the “facts and circumstances” that need to be known before the transaction will be considered part of a reorganization.  Also revise to clarify why you do not currently know these facts and circumstances and when you anticipate them becoming known.

Response:  The Company has revised the disclosure on page 64 of the Offer and Circular in response to the Staff’s comment.

Additional Information

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-530-5026 or mmandel@milbank.com.

Very truly yours,

/s/ Mark L. Mandel
Mark L. Mandel

Copies to:	Patrick Donnelly, HudBay Minerals Inc.
Mark Haber, HudBay Minerals Inc.
Kari MacKay, Goodmans LLP

Enclosure